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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 2)

                            Crown Laboratories, Inc.
                                (Name of Issuer)

                            Crown Laboratories, Inc.
                      (Name of Person(s) Filing Statement)

                    Warrants Expiring between 1996 and 1997
                         (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                             Ronald P. Givner, Esq.
                     Jeffer, Mangels, Butler & Marmaro LLP
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                February 15, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation                            Amount of Filing Fee
         $2,582,235.20*                                     $516.45
                                                       (previously paid)
--------------------------------------------------------------------------------

         / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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*The Warrants are being modified to allow for the exercise of $1.375 per share of Common Stock. Pursuant to Rule 457(g), the filing fee is based on the market price for the Common stock ($1.75) as determined by Rule 457(c) and 0-11(4), times 1,475,563 Warrants.
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Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   (1)(a)    The Offer and related Letter of Transmittal.*

   (2)(a)    Cover letter dated February 15, 1996.*

   (3)(a)    Notice of Extension of the Offer dated March 11, 1996

      (b)        Not applicable.

      (c)        Not applicable.

      (d)        Not applicable.

      (e)        Not applicable.

      (f)        Not applicable.

      (g)        Press release dated February 29, 1996.  *

      (h)        Press release dated March 12, 1996.

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*    Previously filed.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1996                              CROWN LABORATORIES, INC.


                                                    /s/ Scott Hilley
                                                    ----------------------------
                                                    Scott Hilley,
                                                    Chief Financial Officer